Filed pursuant to Rule 433

Registration No. 333-224206

May 26, 2020

Brookfield Renewable Partners L.P.

Secondary Offering of L.P. Units

Term Sheet	May 26, 2020

A final base shelf prospectus dated July 17, 2019 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the L.P. Units (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and “Risk Factors” in the prospectus supplement.

Prospective investors should be aware that the acquisition of the L.P. Units may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in or citizens of, the United States or Canada may not be described fully in the final base shelf prospectus or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

The Partnership has filed a registration statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Issuer:	Brookfield Renewable Partners L.P. (the “Partnership”).

Selling Securityholders:	Brookfield Holdings (Alberta) Limited (“BHAL”), Brookfield Investments Corporation and Brookfield Renewable Power Inc. (“BRPI”) (the “Selling Securityholders”)

Offering:	Secondary Offering of 10,236,000 L.P. Units of the Partnership (the “L.P. Units”). 5,600,000 LP Units are being offered by Brookfield Holdings (Alberta) Limited (“BHAL”) and 4,636,000 LP Units are offered by Brookfield Investments Corporation (“BIC”).

Offering Size:	US$500,028,600.

Offering Price:	US$48.85 per L.P. Unit.

Over-allotment Option:	BRPI has granted to the Underwriters an option, exercisable in whole or in part at the sole discretion of the Underwriters at any time up to 30 days following the Closing, to purchase from BRPI up to an additional 1,535,400 L.P. Units (the “Additional Units”) (representing up to 15% of the Offering) on the same terms as set forth above.

Use of Proceeds:	The Partnership will not receive any proceeds from the Offering. All proceeds will be paid directly to the Selling Securityholders.

Brookfield Renewable Partners L.P.

Secondary Offering of L.P. Units

Term Sheet	May 26, 2020

Offering Basis:	The L.P. Units will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Partnership’s Canadian short form base shelf prospectus dated July 17, 2019; (ii) in the United States by way of a prospectus supplement together with the Partnership’s U.S. base shelf prospectus dated February 19, 2020; and (iii) internationally as expressly permitted by the Partnership.

Distributions:	Distributions, if declared, are payable on a quarterly basis. The first distribution in which the purchasers of the L.P. Units will be eligible to participate, if they continue to own the L.P. Units, will be during the third quarter of 2020, as and when declared by the Partnership’s general partner.

Listing:	The existing L.P. Units are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under ticker symbols “BEP.UN” and “BEP”, respectively.

Eligibility:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Bookrunners:	Scotiabank, TD Securities Inc. and CIBC Capital Markets

Underwriting Fee:	4.00%.

Closing:	On or about June 3, 2020.